Filed by Nabors Industries Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Nabors Energy Transition Corp.
Commission File No.: 001-41073

Colleagues,

Following a year of rapid new product development and several venture investments in clean energy, I am writing to bring you up to speed on Nabors’ energy transition progress.

Big picture: societal demands are shifting. Attitudes lean toward more renewables and less reliance on hydrocarbons. In fact, $1 trillion was invested globally in clean technology last year, on par with oil and gas exploration for the first time.

But building a sustainable economy will require a broad mix of affordable, reliable and responsible energy. Unfortunately, no single source can consistently deliver all three today, especially when considering climate goals and future energy demand. The reality is we need them all. For that to happen, we must work to remove the trade-offs inherent in the existing energy alternatives. As a technology leader, Nabors is tackling this head-on. The bold new vision we are putting forth to guide our energy transition initiatives is “Energy Without Compromise”.

Part One: Delivering Responsible Hydrocarbon Production

Oil and gas provide affordable and reliable energy, but we understand we must overcome the emissions burden associated with its production. We have stepped up big here. I’m proud to share our emissions reduction technologies have reached three continents, beyond our fleet and to the broader oilfield. There’s more to come.

Part Two: Scaling New Energy Technologies

Renewables offer greener power, but finding clean, dispatchable (on-demand) and scalable solutions is essential for renewables to take on and represent more of the energy mix. Through our venture investments, we assembled an ecosystem of startups with potentially disruptive solutions to each that also have a clear adjacency to our core business. For example, geothermal provides clean, dispatchable energy and our assets and skillsets will scale development globally. Energy storage decarbonizes our rigs and solves intermittency and dispatchability challenges between power generation and the grid. And our internal advanced materials technology is applicable in near limitless markets, including hydrogen and green fuels that can be used to decarbonize power, transportation and our rigs.

Nabors has consistently focused our energy transition investments on technologies with material tangencies to Nabors’ technology and operational platform. We are developing solutions to decarbonize and electrify our own operations. These technologies are totally transferrable to other industries and position us to lead in the new energy space. Our demonstrated strengths in innovation fully support our sustainability initiatives.

Announcing our Ninth Venture – Vast Pty Ltd.

This morning, we made a significant announcement that definitively stakes our position in utility-scale, electricity and heat generation, as well as the storage and green fuel markets. Upon closing the transaction this summer, Nabors will be a major equity investor in Vast, a world-leading innovator in concentrated solar thermal power (CSP). Vast will be a publicly traded company in the U.S. While the scale of ownership is more significant, you can think of Vast as Nabors’ ninth and largest venture to date.

We believe Vast is a one-of-a-kind company pioneering the energy evolution, with differentiated and proprietary technology that can turn solar energy into baseload and dispatchable electricity and heat on a cost-effective basis. Vast also can provide superior solutions in markets relevant to Nabors, including energy storage and green fuels. Their platform has synergies and applications with each of our internal energy transition investments.

Importantly, Nabors skillset – including robotics, automation, controls, remote operations – and multi-national experience will be used by Vast, as needed, to establish market presence and drive its growth. Vast’s decision to join forces with Nabors validates the efforts we have made in developing our energy transition strategy.

The statement we issued publicly about the transaction can be found here.

Please join me in welcoming the Vast team to Nabors’ ventures!

Looking Ahead

I covered a lot of ground. In the next few weeks, more information will become available. I will make sure to address this in the next town hall, which will coincide with the barbecue cook-off, to dive in more deeply and answer questions.

In the meantime, I hope you all are as excited as I am to extend our leadership position into the broader energy landscape and help deliver our new vision for energy transition: Energy Without Compromise.

Tony

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Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination between Nabors Energy Transition Corp (“NETC”) and Vast (the “Business Combination”), Vast will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.